

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

January 14, 2010

<u>Via U.S. Mail and facsimile to (210) 829-9101</u>

Mr. Larry Franklin
President and Chief Executive Officer
Harte-Hanks, Inc.
200 Concord Plaza Drive
San Antonio, TX 78216

> **Re: Harte-Hanks, Inc.
> Form 10-K for the fiscal year ended December 31, 2008
> Filed March 2, 2009
> File No. 001-07120**

Dear Mr. Franklin:

We have reviewed your response dated December 17, 2009 and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K</u>

<u>Compensation Discussion & Analysis: Annual Incentive Compensation, page 28</u>

We have considered your response to comment 2 in our letter dated November 18, 2009 and are unable to agree. Public disclosure of actual Annual Incentive Compensation performance targets should not result in competitive harm since disclosure of those performance goals will occur after the fiscal year has ended and actual results for the year will have been disclosed. Please confirm that you intend to disclose such metrics, if a material element of your executive compensation policies or decisions.

In a similar fashion, disclose and discuss specific performance targets used in determining awards made under the long term (equity) compensation plan

Grants of plan-based awards table. page 40

In future filings, please disclose the estimated threshold, target and maximum payouts under non-equity incentive plan awards granted in the fiscal year covered by the table. Note that you are required to provide this information whether or not the performance targets were achieved or whether payouts were made. Refer to Regulation S-K Item 402(d)(2)(iii).

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If you have any questions please contact Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 or Kathleen Krebs, Special Counsel at (202) 551-3350.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director